SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents PAR VALUE

                                   001669 10 0
                                 (CUSIP number)

                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5823
                      (name, address and telephone number)
                         of person authorized to receive
                           notices and communications)

                                October 24, 2002
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 10 pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

          1992 Durwood,  Inc.  Voting Trust,  as amended and restated August 12,
          1997

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)  [  ]
         (b)  [  ]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares      (7)       Sole Voting Power                 0
Beneficially
Owned by Each         (8)       Shared Voting Power               3,051,597
Reporting
Person                (9)       Sole Dispositive Power            0
With
                      (10)      Shared Dispositive Power          3,051,597


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) OO


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


                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

            Trust created under Revocable Trust Agreement dated August 14,
            1989 of Stanley H. Durwood, as amended and restated on May 12, 1999

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)  [  ]
         (b)  [  ]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares      (7)       Sole Voting Power                0
Beneficially
Owned by Each         (8)       Shared Voting Power              0
Reporting
Person                (9)       Sole Dispositive Power           0
With
                      (10)      Shared Dispositive Power         3,051,597


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) OO

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

                       Raymond F. Beagle, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)   [  ]
         (b)   [  ]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                                  U.S. Citizen


Number of Shares      (7)       Sole Voting Power               0
Beneficially
Owned by Each         (8)       Shared Voting Power             3,051,597
Reporting
Person                (9)       Sole Dispositive Power          0
With
                      (10)      Shared Dispositive Power        3,051,597


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) IN/OO


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


                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

                        Charles J. Egan, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)  [  ]
         (b)  [  ]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares     (7)       Sole Voting Power                0
Beneficially
Owned by Each        (8)       Shared Voting Power              3,051,597
Reporting
Person               (9)       Sole Dispositive Power           0
With
                     (10)      Shared Dispositive Power         3,051,597


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) IN/OO


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


ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 3 to Schedule 13D relates to Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation ( the "Company"). The principal executive offices of the Company are located at 920 Main Street, Kansas City, Missouri 64105.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment No. 3 is filed by (a) the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997 (the "Voting Trust"), (b) the trust created under the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999 (the "Revocable Trust"), and (c) Raymond F. Beagle, Jr. and Charles J. Egan, Jr. (the "Trustees") (i) as successor trustees of the Voting Trust, (ii) as successor trustees of the Revocable Trust, and (iii) as surviving trustees of the Stanley
H. Durwood Foundation (the "Foundation") created under that certain Trust Indenture dated April 27, 1999 (the "Foundation Trust Indenture").

     Raymond F. Beagle, Jr. is a United States citizen whose business address is 2345 Grand Avenue, Suite 2800, Kansas City, Missouri 64108. He is a member of the law firm of Lathrop & Gage L.C. and serves as general counsel of the Company.

     Charles J. Egan, Jr. is a United States citizen whose business address is 2501 McGee, MD 561, Kansas City, Missouri 64108. He is a Vice President of Hallmark Cards, Incorporated and serves as a director of the Company.

     During the past five years, neither Mr. Beagle nor Mr. Egan has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Trustees are successor trustees to Mr. Stanley H. Durwood under the Voting Trust as the result of the death of Mr. Stanley H. Durwood on July 14, 1999. The Voting Trust has legal title to the shares of Class B Stock described herein. The Voting Trust has issued one or more Voting Trust certificates to the Revocable Trust, which Voting Trust certificates evidence the beneficial interest in the shares of Company Class B Stock held of record by the Voting Trust.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Reference is made to the Schedule 13D dated July 14, 1999 of the undersigned for information relating to the Voting Trust, the Revocable Trust and the Pamela Yax Durwood Marital Trust (the "Marital Trust") referred to below. There have been no material changes to such information except as set forth in Amendment No. 1 filed September 5, 2001, Amendment No. 2 filed April 24, 2002 and below.

     As previously reported, (i) the Revocable Trust provided for the distribution of 500,000 shares of Class B Stock to the Marital Trust and (ii) the Marital Trust provides for the distribution of all income and, in addition, certain amounts of principal, in cash or in kind, to Pamela Yax Durwood, the sole beneficiary of the Marital Trust and the surviving spouse of Stanley H. Durwood, at such times as she may request, subject to specified annual limits. In accordance with the provisions of the Marital Trust, on July 15, 2002, the Trustees distributed 68,000 shares of Class B Stock from the Voting Trust to the Marital Trust, which immediately converted them into Common Stock. Following this distribution and a previously reported distribution of 100,000 shares that occurred on July 24, 2001, the Marital Trust continued to beneficially own 332,000 of the shares held of record by the Voting Trust. Subsequently, The Midwest Trust Company, which succeeded Mr. Egan as sole trustee of the Marital Trust in October, 2001, requested distribution to the Marital Trust of all shares beneficially owned by it, and on October 25, 2002, the Trustees distributed 332,000 shares of Class B Stock from the Voting Trust to the Marital Trust, which immediately converted them into Common Stock.

     To fund federal and state taxes and other administration expenses owed by the estate of Stanley H. Durwood, on October 25, 2002, the Trustees distributed 324,288 shares of Class B Stock to the Revocable Trust, immediately converted these shares to Common Stock and sold them in a private sale to Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. (the "Sandler Funds"), existing shareholders of the Company, pursuant to an agreement made on October 24, 2002 between the Sandler Funds and the Revocable Trust. The price per share was $7.37. Concurrently, the Marital Trust sold the Sandler Funds 332,000 shares of Common Stock at the same price. The shares sold to the Sandler Funds are no longer subject to the Voting Trust.

     The Trustees believe that, following the payment of Mr. Durwood's estate taxes and the final expenses of administering Mr. Durwood's estate, the Revocable Trust will have no further substantial obligations. Therefore the Trustees intend to distribute to the Foundation in the near future the Voting Trust certificates held by the Revocable Trust which evidence the beneficial interests in shares of Class B Stock held of record by the Voting Trust. Following such distribution, the Voting Trust will continue to be the record owner of the outstanding Class B Stock of the Company, but the Foundation will be the beneficial owner of such stock. Because the active administration of Mr. Durwood's estate will be completed upon the distribution of shares to the Foundation, Mr.Beagle. intends to resign as trustee of the Voting Trust and the Foundation following such distribution. His co-trustee, Mr.Egan., a director of the Company, would remain as sole trustee of the Voting Trust and the Foundation.

     As stated in the initial Schedule 13D, the Foundation is intended to qualify under Section 509(a)(3) of the Internal Revenue Code. The Foundation Trust Indenture directs the trustees thereunder to distribute all net income of the Foundation and so much of principal as they deem appropriate to establish, support and fund such programs operated, funded or sponsored by The Greater Kansas City Community Foundation and Affiliated Trusts as the Stanley H. Durwood Foundation trustees deem appropriate. However, the Foundation Trust Indenture does not mandate distribution of principal over or during any specified period of time. The terms of the Foundation Trust Indenture empower the trustees of the Foundation to hold shares of stock and Voting Trust certificates and do not require diversification of investments.

     Additional shares of Class B Stock may be converted into Common Stock and sold to meet funding requirements of the Foundation. Such sales may be in open market transactions or in private transactions. However, there is no agreement or understanding between the Trustees and any other person with respect to any future sale of shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) After giving effect to the sales described herein, as of September 26, 2002 the shares held by the Voting Trust generally represent approximately 46.2% of the combined voting power of the outstanding shares of the Company, other than in the election of directors or in matters reserved for a class vote by the holders of the Company's Common Stock or Class B Stock. This percentage takes into account 2,279,580 votes attributable to Series A Preferred Stock held by the Sandler Funds entitled to vote on an as converted basis. In the election of directors, holders of Class B Stock and holders of Common Stock, voting together as if the Class B Stock and Common Stock were a single class, are entitled as of the date of this report to elect three directors, with each share of Common Stock having one vote per share and each share of Class B Stock having 10 votes per share. The shares held by the Voting Trust represent 47.9% of the combined voting power of the shares of Class B Stock and Common Stock entitled to vote in the election of such directors. Were all of the shares of Class B Stock converted to Common Stock, there would be 36,302,163 shares of Common Stock outstanding, of which the Voting Trust would hold of record and beneficially own 3,051,597, or 8.4%, of such shares, and the Revocable Trust prior to the distribution to the Foundation described in Item 4 and the Foundation after such distribution would beneficially own all of such shares. By reason of their positions as Trustees, Mr. Beagle and Mr. Egan may be deemed for purposes of
Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Company held of record by the Voting Trust. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Beagle and Mr. Egan each disclaims such beneficial ownership of any shares of stock attributable to him solely by reason of his position as trustee.

     (b) Mr. Beagle and Mr. Egan share the power to vote and dispose of the shares held of record by the Voting Trust and beneficially owned by the Revocable Trust. Mr. Beagle and Mr. Egan will continue to have the power to vote and dispose of shares of Class B Stock held by the Voting Trust when Voting Trust certificates evidencing the beneficial interest in such shares are distributed from the Revocable Trust to the Foundation. However, as described above in Item 4, Mr. Beagle intends to resign as trustee of the Voting Trust and the Foundation following such distribution and will have no voting or disposition power over the shares of Class B Stock held by the Voting Trust following such resignation. Mr. Egan would remain as sole trustee of the Voting Trust and the Foundation and will have sole power to vote and dispose of the shares held of record by the Voting Trust and beneficially owned by the Foundation.

     (c) As stated above, on October 25, 2002, the Trustees, on behalf of the Revocable Trust, converted 324,288 shares of Class B Stock into Common Stock and sold these shares to the Sandler Funds in a private sale for $7.37 per share. The Trustees also distributed 332,000 shares of Class B Stock from the Voting Trust to the Marital Trust, which immediately converted them to Common Stock and sold such shares to the Sandler Funds.

     (d) The Voting Trust provides for the distribution to holders of Voting Trust certificates of cash payments equal to dividends received by the Voting Trust, less reasonable costs of administration.

     Mr. Durwood's surviving spouse, Pamela Yax Durwood, is sole beneficiary of the Marital Trust during her lifetime.

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Items 4 and 6 of the Schedule 13 D dated July 14, 1999 for information regarding the Voting Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          99.1 Joint Filing Agreement.

         The undersigned represent that each of them is eligible to use Schedule 13D and acknowledge that the Amendment No. 3 Schedule 13D to which this Joint Filing Agreement is an exhibit is filed on behalf of each of them, that each of them is responsible for the timely filing of any amendments thereto and for the completeness and the accuracy of the information concerning such person contained therein.

         99.2 Power of Attorney dated March 30, 2002 (Incorporated by reference to Exhibit 99.2 of the undersigned's Schedule 13D/A dated April 19, 2002).

         99.3 Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997). (Incorporated by reference to
Exhibit 99.2 of the undersigned's Schedule 13D dated July 14, 1999.)




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


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.




                              /s/ Raymond F. Beagle, Jr.
                              Raymond  F.  Beagle,  Jr.
                              On behalf of and as successor trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997, on behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999, and as surviving trustee of the Stanley
                              H. Durwood Foundation



                              Charles J. Egan, Jr.
                              On behalf of and as successor trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997, on behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999, and as surviving trustee of the Stanley
                              H. Durwood Foundation


                              By: /s/ Raymond F. Beagle, Jr.
                                  Raymond F. Beagle, Jr.
                                  Attorney-In-Fact

                              Dated: October 28, 2002

                                       10